James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 3 August 2023 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Chairperson’s Address to 2023 Annual General Meeting and Presentation Dear Sir/Madam James Hardie Industries plc will be holding its 2023 Annual General Meeting (AGM) on Thursday, 3 August 2023 at 10:00pm (Dublin time) / Friday, 4 August 2023 at 7:00am (Sydney time). As required under ASX Listing Rule 3.13.3, a copy of the Chairperson’s Address to the 2023 AGM and the AGM Presentation are attached to this release. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

Chairperson’s Address 2023 Annual General Meeting Chairperson’s Address 1 Address to the 2023 Annual General Meeting Anne Lloyd, Chairperson, James Hardie Industries plc Welcome to James Hardie Industries plc’s 2023 Annual General Meeting (AGM), our fourteenth AGM to be held in Dublin. As we closed out our fiscal year 2023, there’s one word on my mind: momentum. It is an energizing time for James Hardie as we drive profitable growth, deliver another strong year despite global economic challenges, and honor what makes this company great. Our fundamentals are solid, and we’re supported by a team that has shown tremendous resilience in a year of change. In September 2022, the Board of Directors appointed Aaron Erter as CEO after an extensive search process. Aaron brings deep experience leading global teams, understanding consumers’ needs, and working together to meet those needs while driving new growth and demand. We believe Aaron is the right leader for James Hardie. Zero Harm and ESG At James Hardie, Zero Harm and ESG are part of our Foundational Imperatives. Our commitment to Zero Harm remains steadfast and we make the safety, security, and well-being of our people our top priority. We aggressively promote a Zero Harm safety environment, and I am encouraged by improvements in our incident rates globally. Sustainability is a never-ending journey for us and we plan to release our fiscal year 2023 Sustainability Report on 10 August 2023. We, like so many, are on a journey to do the right thing because it is the right thing for our business, its employees, and shareholders. Today, our Board exemplifies James Hardie’s commitment to diversity with 50% women represented on the Board and 63% of the Board with diversity characteristics. Further, we are actively working to build more diversity throughout the company continuously representing our global footprint. We continue to identify and develop solutions that do right by our planet, our people and the communities where we operate. In addition, we are increasing our ESG commitments, with even larger ambitions across the company while putting roadmaps in place to get us there and hold ourselves accountable. While this is just the beginning, we are all ready to do our part in building a better future for all. As our sustainability program progresses, the Board and management are committed to aligning with best- practice reporting standards and frameworks, including those set forth by the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD). A Growth Company James Hardie is a Growth Company and we have a strong historical track record of creating global value; • 11% Global Net Sales, 10 year CAGR • 3x Global Operating Cash Flow, 3 year average FY23 vs FY13 • 40% Global Adjusted ROCE, avg FY19-FY23 • 16% Global Adjusted Net Income, 10 year CAGR

Chairperson’s Address 2023 Annual General Meeting Chairperson’s Address 2 We have the right strategy and people in place across all 3 regions in which we operate to continue to deliver long term sustainable growth. Importantly, we have the right strategic initiatives in place to execute on our opportunities that will propel growth. These initiatives include to; 1) Profitably grow and take where we have the right to win, 2) Bring our customers high value, differentiated solutions, and 3) Connect and influence all participants in the customer value chain. Across our business, we are Homeowner Focused, Customer and Contractor Driven. In North America, we’re deepening our relationships with our key customers and builders. In fact, approximately one in five new homes in the U.S. use James Hardie as their primary cladding. We see significant opportunities in Europe to grow share in the plank and panel markets while we continue to support our existing investments in underfloor heating. And we’re working to drive further penetration across our APAC countries through innovative solutions and collaboration over the entire value chain. Innovation continues to play a critical role in accelerating our growth around the world. I’m excited by what we’re doing in Europe to boost our siding and flooring segments and how we’re expanding our award- winning Hardie ™ Architectural Collection in our North America and Asia Pacific regions, all on top of an already strong core business. While this last year has been challenging, the James Hardie team executed successfully to close out our fiscal year 2023, delivering record net sales globally and in all three regions in local currency for the full year. We delivered full year Adjusted Net Income and Operating Cash Flows of US$605.5 million and US$607.6 million, respectively. Asbestos Injury Compensation Fund (AICF) Since the inception of AICF, James Hardie has contributed approximately A$2.1 billion to the fund. We at James Hardie remain committed to AICF and the terms of the Amended and Restated Final Funding Agreement. Board Changes We remain committed to ensuring we have a strong, diverse, and independent Board, and I would like to thank my fellow Board members for their continued support and demonstrated leadership during the year. In accordance with our previously announced Chair succession plan, I assumed the role of Chairperson at the conclusion of the 2022 AGM. In November 2022, we welcomed Renee Peterson and she will be standing for election at this AGM. Renee previously served as Vice President and CFO for The Toro Company, a leading worldwide provider of innovative solutions for the outdoor environment with responsibility for all aspects of finance, information technology and investor relations. Renee also previously served in various financial leadership positions at Eaton Corporation and spent over 25-years at Honeywell International. Renee’s career has spanned several different areas within the industrial sector, including aerospace, automotive, construction and consumer products. Closing I would like to close today by extending the Board’s gratitude and thanks to the over 5,000 employees of James Hardie around the world. Your ability to navigate the global market uncertainty while accelerating the strategy and improving the financial results is truly extraordinary and a testament to a strong team that is working globally and cross-functionally. There is momentum across every part of James Hardie. We are working to exceed the expectations of our people, sharpen our message, and accelerate our innovations, all of which will expand our growth and build on the storied legacy of James Hardie. END

Chairperson’s Address 2023 Annual General Meeting Chairperson’s Address 3 Forward-Looking Statements This Chairman’s Address contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2023; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law. James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

ANNUAL GENERAL MEETING 3 August 2023 (New York and Dublin) / 4 August 2023 (Sydney)

2 CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its annual reports to shareholders, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These forward-looking statements are based upon management's current expectations, estimates, assumptions and beliefs concerning future events and conditions. Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are unforeseeable and beyond the Company’s control. Many factors could cause actual results, performance or achievements to be materially different from those expressed or implied in this Management Presentation, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2022; changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business, including the impact of COVID-19; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Management Presentation except as required by law. This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the slide titled “Non-GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Management Presentation to the equivalent GAAP financial measure used in the Company’s Consolidated Financial Statements. See the section titled “Non-GAAP Financial Measures” included in the Appendix to this Management Presentation. CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY

Contents are confidential and subject to disclosure and insider trading considerations 3 Anne Lloyd, Chairperson ANNUAL GENERAL MEETING – CHAIRPERSON’S ADDRESS

• Xxx • Xxx *Shareholders should refer to the Notice of Annual General Meeting 2023 for the full text and background to each resolution set forth in the presentation ANNUAL GENERAL MEETING – ITEMS OF BUSINESS*

5 RESOLUTION 1: Financial Statements and Reports for Fiscal Year 2023 • To receive and consider the financial statements and the reports of the Board and external auditor for the fiscal year ended 31 March 2023

6 RESOLUTION 1: Financial Statements and Reports for Fiscal Year 2023 PROXY RESULTS: Votes %* For 337,080,190 99.90 Against 28,280 0.01 Open** 313,382 0.09 Abstain 3,571,138 N/A Excluded 0 N/A * Percentages have been rounded ** ‘Open’ means the proxy could vote on the resolution in their discretion

7 RESOLUTION 2: Remuneration Report for Fiscal Year 2023 • To receive and consider the Remuneration Report of the Company for the fiscal year ended 31 March 2023

8 RESOLUTION 2: Remuneration Report for Fiscal Year 2023 PROXY RESULTS: Votes %* For 301,207,013 88.83 Against 37,570,843 11.08 Open** 307,022 0.09 Abstain 1,908,111 N/A Excluded 0 N/A * Percentages have been rounded ** ‘Open’ means the proxy could vote on the resolution in their discretion

9 RESOLUTION 3: Election/Re-election of Directors a. That Renee Peterson be elected as a director b. That Nigel Stein be elected as a director c. That Harold Wiens be re-elected as a director

10 RESOLUTION 3(a): Election of Director – Renee Peterson PROXY RESULTS: Votes %* For 340,314,092 99.85 Against 205,996 0.06 Open** 320,125 0.09 Abstain 152,775 N/A Excluded 0 N/A * Percentages have been rounded ** ‘Open’ means the proxy could vote on the resolution in their discretion

11 RESOLUTION 3(b): Election of Director – Nigel Stein PROXY RESULTS: Votes %* For 296,910,511 87.11 Against 43,615,374 12.80 Open** 313,779 0.09 Abstain 153,323 N/A Excluded 0 N/A * Percentages have been rounded ** ‘Open’ means the proxy could vote on the resolution in their discretion

12 RESOLUTION 3(c): Re-election of Director – Harold Wiens PROXY RESULTS: Votes %* For 339,608,942 99.64 Against 908,343 0.27 Open** 325,778 0.09 Abstain 149,923 N/A Excluded 0 N/A * Percentages have been rounded ** ‘Open’ means the proxy could vote on the resolution in their discretion

13 RESOLUTION 4: Authority to Fix the External Auditor’s Remuneration • That the Board be authorised to fix the remuneration of the external auditor for the fiscal year ended 31 March 2024

14 RESOLUTION 4: Authority to Fix the External Auditor’s Remuneration PROXY RESULTS: Votes %* For 338,971,061 99.45 Against 1,555,367 0.46 Open** 317,377 0.09 Abstain 149,180 N/A Excluded 0 N/A * Percentages have been rounded ** ‘Open’ means the proxy could vote on the resolution in their discretion

15 RESOLUTION 5: Grant of Return on Capital Employed Restricted Stock Units • Approve the grant of Return on Capital Employed (ROCE) Restricted Stock Units (RSUs) under the terms of the restated 2006 LTIP to James Hardie’s Director and Chief Executive Officer, Aaron Erter

16 RESOLUTION 5: Grant of Return on Capital Employed Restricted Stock Units PROXY RESULTS: Votes %* For 305,408,294 89.59 Against 35,164,299 10.32 Open** 313,849 0.09 Abstain 106,542 N/A Excluded 0 N/A * Percentages have been rounded ** ‘Open’ means the proxy could vote on the resolution in their discretion

17 RESOLUTION 6: Grant of Relative Total Shareholder Return RSUs • Approve the grant of Relative Total Shareholder Return (TSR) RSUs to James Hardie’s Director and Chief Executive Officer, Aaron Erter

18 RESOLUTION 6: Grant of Relative TSR RSUs PROXY RESULTS: Votes %* For 312,802,357 91.76 Against 27,770,236 8.15 Open** 313,848 0.09 Abstain 106,542 N/A Excluded 0 N/A * Percentages have been rounded ** ‘Open’ means the proxy could vote on the resolution in their discretion

19 RESOLUTION 7: Renewal of the James Hardie 2020 Non-Executive Director Equity Plan and Issue of Shares thereunder • Renewal and approval of the James Hardie 2020 Non- Executive Director Equity Plan (Plan) and the issue of shares to non-executive directors under the Plan.

20 RESOLUTION 7: Renewal of the James Hardie 2020 Non-Executive Director Equity Plan and Issue of Shares thereunder PROXY RESULTS: Votes %* For 330,304,355 96.89 Against 10,288,060 3.02 Open** 307,012 0.09 Abstain 93,555 N/A Excluded 0 N/A * Percentages have been rounded ** ‘Open’ means the proxy could vote on the resolution in their discretion

21 RESOLUTION 8: Renewal of authority for directors to allot and issue James Hardie shares • Approval of the renewal of the Board’s authority to allot and issue shares for an additional period, commencing upon the expiry of the current authority on 7 August 2024 and expiring on 7 August 2029

22 RESOLUTION 8: Renewal of authority for directors to allot and issue James Hardie shares PROXY RESULTS: Votes %* For 319,685,107 93.78 Against 20,901,600 6.13 Open** 313,956 0.09 Abstain 92,318 N/A Excluded 0 N/A * Percentages have been rounded ** ‘Open’ means the proxy could vote on the resolution in their discretion

23 RESOLUTION 9: Renewal of authority for directors to issue James Hardie shares for cash without first offering shares to existing shareholders • Approval of the renewal of the Board’s authority to issue shares for cash consideration without first offering them to existing shareholders for an additional period, to expire on 7 August 2029

24 RESOLUTION 9: Renewal of authority for directors to issue James Hardie shares for cash without first offering shares to existing shareholders PROXY RESULTS: Votes %* For 317,126,294 93.03 Against 23,468,443 6.88 Open** 307,012 0.09 Abstain 91,231 N/A Excluded 0 N/A * Percentages have been rounded ** ‘Open’ means the proxy could vote on the resolution in their discretion

25 Page 25 ANNUAL GENERAL MEETING – OTHER ITEMS OF BUSINESS

ANNUAL GENERAL MEETING